August 2, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:     Lyn Shenk, Branch Chief

Re:	Peninsula Gaming, LLC, Peninsula Gaming Corp., Diamond Jo, LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 30, 2010
File No. 333-117800, 333-105587-01, 333-88829

Ladies and Gentlemen:

Peninsula Gaming (the “Company”) is delivering this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 23, 2010 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2009 filed on March 30, 2010 (File No. 333-117800, 333-105587-01, 333-88829 )(“Form 10-K”).

The Company has responded to all of the Staff’s comments. The Company’s responses are set forth below, with the heading and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter have the meanings given to them in the Form 10-K.

Form 10-K: For the Year Ended December 31, 2009

Item 7.  Management’s Discussions and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.
 We note your response to our prior comment 4.  Please revise future filings to describe general maintenance capital expenditures, disclose the related accounting treatment for these expenditures, and provide examples of the types of expenditures similar to that provided in your response.

We acknowledge the Staff’s comment and will revise our disclosure in future filings beginning with our quarterly report on Form 10-Q for the period ended June 30, 2010 to describe general maintenance capital expenditures, and related accounting treatment, with appropriate examples consistent with our response letter dated July 7, 2010.

Item 8.  Financial Statements And Supplementary Data

Note 2.  Summary of Significant Accounting Policies

Goodwill and Licenses and Other Intangible Assets, F-8

2.	We note your response to our prior comment 6. Please revise future filings to disclose who you pay this fee to, what these licenses cover, and your basis for your accounting.

We acknowledge the Staff’s comment and will revise our disclosure in future filings beginning with our annual report on Form 10-K for the period ended December 31, 2010 to disclose who we pay the fee to, what the licenses cover, and the accounting treatment for such licenses.

Obligation Under Minimum Assessment Agreement, F-10

3.	We note your response to our prior comment 7. Please revise future filings to disclose the following items that were noted from your response:

•	The public parking facility is to be owned and operated by the City and is being constructed on real estate owned by the City;

•	DJL contributed $6.3 million towards the construction of the public parking facility; and

•	Under the minimum assessment agreement, DJL is required to pay a minimum amount of property taxes to the City of $1.9 million per year.

Additionally, it appears from Note 2 that you (through DJW) purchased the bonds issued by the City to fund the construction of this public parking facility and have recorded these bonds as an available for sale investment. Please confirm this in your response to us and, if true, please revise your disclosure under “Obligation under Minimum Assessment Agreement” in future filing to disclose this fact.  Please provide us with your proposed revised disclosure as part of your response.

DJW did purchase the bonds issued by the City to fund construction of the parking facility.  We acknowledge the Staff’s comment and propose the following revised disclosure regarding the Obligation Under Minimum Assessment Agreement for future filings beginning with our annual report on Form 10-K for the period ended December 31, 2010.  Revisions to existing disclosure are noted as italics and underlined text.

“Obligation Under Minimum Assessment Agreement— On October 1, 2007, DJL entered into the Amended and Restated Port of Dubuque Public Parking Facility Development Agreement (the “Development Agreement”) with the City of Dubuque, Iowa (the “City”) regarding, among other things, the design, development, construction and financing of the public parking facility located adjacent to DJL’s new casino development. The public parking facility is owned and operated by the City and was constructed on real estate owned by the City.  In 2007, DJL contributed $6.3 million towards the construction of the public parking facility.  The City issued the City Bonds, which were purchased by DJW and are recorded as an available for sale investment (see Investments), to fund the remaining construction costs of the facility. Due to DJL’s expected use of the public parking facility and its obligations under a Minimum Assessment Agreement with the City (which will repay the principal and interest on the City Bonds), combined with the Company’s guarantee of DJL’s obligation under the Minimum Assessment Agreement, DJL recorded a capital asset and an obligation to the City to the extent proceeds from the City Bonds were used to construct the parking facility.  Interest costs under the City Bonds, net of amounts capitalized, will be expensed as incurred.  As of December 31, 2009 and 2008, $19.8 million and $16.4 million, respectively, of proceeds from the City Bonds had been used related to the construction of the parking facility or for incurred interest costs.   At December 31, 2009, $0.9 million was recorded as a current obligation of DJL on the Company’s balance sheet and $18.9 million and $16.4 million were recorded as a long-term obligation of DJL at December 31, 2009 and 2008, respectively.

Under the Minimum Assessment Agreement, DJL and the City agreed to a minimum taxable value related to DJL’s new casino of $57.9 million.  DJL has agreed to pay property taxes to the City based on the actual taxable value of the casino, but not less than the minimum taxable value.  Scheduled payments of principal and interest on the City Bonds will be funded through DJL’s payment obligations under the Minimum Assessment Agreement.  DJL is also obligated to pay any shortfall should property taxes be insufficient to fund the principal and interest payments on the City Bonds.  Total minimum payments by DJL under the Minimum Assessment Agreement and the Development Agreement to fund the principal and interest payments on the City Bonds are approximately $1.9 million per year through 2036.

The Minimum Assessment Agreement obligation, along with related interest costs, will be paid off over the life of the City Bonds through property tax payments.  Any property tax payments required to be made by DJL which are in excess of the debt service on the City Bonds will be expensed as incurred.  The cost of the parking facility was capitalized by DJL and is being depreciated over its estimated useful life of 40 years.

The Development Agreement also calls for (i) the payment by the Company for the reasonable and necessary actual operating costs incurred by the City for the operation, security, repair and maintenance of the public parking facility and (ii) the payment by the Company to the City of $80 per parking space in the public parking facility per year, which funds will be used by the City for capital expenditures necessary to maintain the public parking facility.”

Note 3. Property and Equipment, F-14

4.
 We note your response to our prior comment 8.  Please revise future filings to explain that the costs you wrote-off on hotel projects were initially incurred because you planned to own and operate the hotel.  Please also explain that these costs were written off because your design is not being used by the current majority owner.  Additionally, please disclose the terms of the potential loan agreement as provided in your response in the third paragraph.  Please provide us with your proposed revised disclosure as part of your response.

We acknowledge the Staff’s comment and propose the following revised disclosure regarding the costs written off on hotel projects at EVD for future filings beginning with our annual report on Form 10-K for the period ended December 31, 2010.  Revisions to existing disclosure are noted as italics and underlined text.

“An independent third party operator recently started construction on a new hotel adjacent to EVD’s racino.  The hotel currently contemplated includes approximately 100 rooms, including at least 25 suites, five meeting rooms and an indoor pool.   During the third quarter of 2009, the Company determined that it was probable that all conditions to financing the hotel project would be met and that the third party operator will build the hotel.  Prior to that time, EVD incurred capitalized development costs related to the design and development of a hotel which it initially planned to own and operate.  During the third quarter of 2009, EVD expensed $1.5 million of capitalized design and development costs and disposal costs related to a hotel project design that will not be utilized by the third party operator and current majority owner as a loss on disposal of assets.

During the third quarter in 2007, in an effort to reduce the overall design and construction costs of a hotel project which EVD initially planned to own and operate, EVD entered into discussions with a new contractor and architect to design, develop and construct an approximately 100 room hotel contiguous to EVD’s racino.  Due to the entire redesign of the project in 2007, EVD wrote off as a loss on disposal of assets approximately $2.6 million of previously capitalized costs related primarily to initial architectural and design work that was not utilized in the new project design. “

We also acknowledge the Staff’s comment regarding the disclosure of the terms of the potential loan agreement with the owner of the hotel and propose to add the following language in future filings beginning with our quarterly report on Form 10-Q for the period ended June 30, 2010.

“In November 2009, EVD entered into a loan agreement with the third party developer of the hotel at EVD in which EVD has agreed to loan the developer up to $2.3 million through November 15, 2010, subject to certain terms and conditions, the proceeds of which are to be used toward the development of the hotel.  Amounts advanced under the loan will bear interest at a rate of 14.5% and shall be paid quarterly in arrears.  Principal payments on the loan are due quarterly beginning November 15, 2010 based on a twenty year amortization schedule.  All outstanding principal and interest is due on November 15, 2014.   As of June 30, 2010, no advances were made under the loan.”

The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (563) 690-4975 if you have any questions or need any additional information.

Sincerely,

Natalie Schramm
Peninsula Gaming, LLC
By: Natalie Schramm
Its: Chief Financial Officer